UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.          )*

VNET Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102(1)

(CUSIP Number)

Sheng Chen
Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District, Beijing 100016
People’s Republic of China
Phone: (+86) 10 8456-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing six Class A ordinary shares of the Issuer.

CUSIP No. G91458 102	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheng Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

78,582,777(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

78,582,777(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,582,777(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% of Class A ordinary shares and 8.8% of total outstanding ordinary shares (2)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Representing (i) 48,515,635 Class A ordinary shares held by GenTao Capital Limited (“GenTao”), (ii) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited (“Fast Horse”), (iii) 8,087,875 Class B ordinary shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), (iv) four Class A ordinary shares, 769,486 Class B ordinary shares and 60,000 Class C ordinary shares held by Personal Group Limited (“Personal Group”), and (v) 1,479,660 Class A ordinary shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days. Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise and Personal Group and may be deemed to have beneficial ownership of the shares held by them.

(2) Calculation based on (i) 857,359,421 outstanding Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of American Depositary Share (“ADS”) that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B ordinary shares and (iii) 60,000 outstanding Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to one vote except for veto right on three corporate matters and is convertible into one Class A ordinary share at any time by the holder thereof. Based on the foregoing, 78,582,777 Class A ordinary shares beneficially owned by Mr. Sheng Chen represent approximately 8.9% of total outstanding Class A ordinary shares, approximately 8.8% of total outstanding ordinary shares and approximately 28.6% of the aggregate voting power of the total outstanding ordinary shares of the Issuer.

CUSIP No. G91458 102	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GenTao Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

48,515,635 Class A ordinary shares(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

48,515,635 Class A ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,515,635 Class A ordinary shares(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7% of Class A ordinary shares and 5.5% of total outstanding ordinary shares (2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 48,515,635 Class A ordinary shares held by GenTao.

(2) Calculation based on (i) 857,359,421 outstanding Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADS that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B ordinary shares and (iii) 60,000 outstanding Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to one vote except for veto right on three corporate matters and is convertible into one Class A ordinary share at any time by the holder thereof. Based on the foregoing, 48,515,635 Class A ordinary shares beneficially owned by GenTao represent approximately 5.7% of total outstanding Class A ordinary shares and approximately 5.5% of total outstanding ordinary shares of the Issuer.

CUSIP No. G91458 102	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to Class A ordinary shares, par value $0.00001 per share (“Class A Ordinary Shares”) of VNET Group, Inc., a Cayman Islands company (the “Issuer”), whose principal executive office is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

The Issuer’s American Depositary Shares (“ADSs”), each representing six Class A Ordinary Shares, are listed on the Nasdaq Global Select Market under the symbol “VNET.”

Item 2.	Identity and Background.

(a) This statement of beneficial ownership on Schedule 13D is being filed jointly by Mr. Sheng Chen and GenTao Capital Limited (“GenTao”) (each, a “Reporting Person,” and collectively, the “Reporting Persons”).

(b) The principal business address of Mr. Sheng Chen is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, People’s Republic of China.

The principal business address of GenTao is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

(c) Mr. Sheng Chen is a citizen of the People’s Republic of China. Mr. Sheng Chen is the Chairman of the Board of Directors of the Issuer.

GenTao is a business company organized in the British Virgin Islands. GenTao is solely engaged in holding, distributing or effecting any sale of securities held by it. Mr. Sheng Chen wholly owns and controls all the outstanding securities of GenTao. Mr. Sheng Chen is the sold director of GenTao, and there is no executive officer of GenTao.

(d)-(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(c).

Item 3.	Source or Amount of Funds or Other Consideration.

In August 2021, Beacon Capital Group Inc. (“Beacon”), a British Virgin Islands business company that is wholly and directly owned by Mr. Sheng Chen, acquired 17,140,898 Class A Ordinary Shares from Tuspark Innovation Venture Limited in a private transaction at the aggregate consideration of approximately US$50.0 million. In August 2021, Beacon transferred all of the Class A Ordinary Shares held by it, and Sunrise Corporate Holding Ltd., another British Virgin Islands business company that is wholly and directly owned by Mr. Sheng Chen, transferred 10,800,000 Class A Ordinary Shares held by it, to GenTao.

On December 21, 2021, the Issuer issued 16,680,000 Class A Ordinary Shares to GenTao through a grant of restricted share units (the “RSUs”), as approved and authorized by the Board of Directors of the Issuer.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Persons acquired the Class A Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Class A Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Class A Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Class A Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Class A Ordinary Shares and the ADSs.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. G91458 102	Page 5 of 6 Pages

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)	any action similar to any of those enumerated above.

The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The responses to Items 2, 4 and 6, and rows (7) through (13) of the cover page of this Statement are hereby incorporated by reference in their entirety in this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is incorporated herein by reference in its entirety.

Facility Agreement

GenTao, together with Beacon, Fast Horse and Sunrise (the “Corporate Guarantors”) and Mr. Sheng Chen (the “Personal Guarantor”), entered into a Facility Agreement dated as of August 19, 2021 (the “Facility Agreement”) with Bold Ally (Cayman) Limited (the “Lender”). Each of GenTao and the Corporate Guarantors entered into Cayman Equitable Share Mortgages dated as of August 19, 2021 (the “Closing Date”) with the Lender, pursuant to which each of GenTao and the Corporate Guarantors pledged on the Closing Date all of the Class A Ordinary Shares and Class B Ordinary Shares owned by them as collateral to secure repayment of amounts outstanding under the Facility Agreement, and may be required to post additional collateral in certain circumstances (the “Cayman Equitable Share Mortgages”). Mr. Sheng Chen entered into British Virgin Islands Equitable Share Mortgages dated as of the Closing Date with the Lender, pursuant to which Mr. Sheng Chen pledged on the Closing Date all of the British Virgin Islands shares of GenTao, Beacon and Sunrise as collateral to secure repayment of amounts outstanding under the Facility Agreement (the “BVI Equitable Share Mortgages” and together with the Facility Agreement and the Cayman Equitable Share Mortgages, the “Facility Documentation”). As of the date of this statement, the BVI Equitable Share Mortgages for Beacon and Sunrise have been released.

CUSIP No. G91458 102	Page 6 of 6 Pages

As of the Closing Date, GenTao has borrowed an aggregate of $50.25 million under the Facility Agreement. Pursuant to the Cayman Equitable Share Mortgages, GenTao and the Corporate Guarantors have collectively pledged, as of the date of this statement, 48,515,635 Class A Ordinary Shares and 27,757,992 Class B Ordinary Shares to secure borrowings under the Facility Agreement.

The loan matures on or about August 19, 2022. The Facility Agreement provides GenTao with an option to refinance the loan and extend the maturity date for up to two years. Upon the occurrence of certain events that are customary for this type of loan, the Lender may exercise its rights to require GenTao to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the pledged Class A Ordinary Shares, Class B Ordinary Shares and pledged British Virgin Islands shares of GenTao in accordance with the Facility Documentation.

Issuer Acknowledgement Letter

In connection with the entry into the Facility Documentation described above, the Issuer entered into an acknowledgement letter with the Lender pursuant to which the parties have agreed to, among other things, take specified administrative actions in connection with any transfer of Class A Ordinary Shares or Class B Ordinary Shares by the Lender upon an exercise of remedies under the Facility Documentation.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Facility Agreement
99.3	Issuer Acknowledgement Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2022

Sheng Chen	By	/s/ Sheng Chen
Sheng Chen

GenTao Capital Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director